                                 TRUST AGREEMENT

          THIS AGREEMENT made as of the 18th day of March, 1998 by and among Richard E. Smith, David Smith, David Stein, each of the State of New York (Smith, Smith and Stein are hereinafter collectively referred to as the "Integrated Brands Principal Shareholders"), Michael Serruya and Aaron Serruya, each of the Province of Ontario, 1082272 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario ("1082272"), The Serruya Family Trust, a trust organized under the laws of the Province of Ontario (the "Trust") (Michael and Aaron Serruya, 1082272 and the Trust are hereinafter collectively referred to as the "Yogen Fruz Principal Shareholders" and, together with the Integrated Brands Principal Shareholders, the "Principal Shareholders"), Yogen Fruz World-Wide Incorporated, a corporation organized under the laws of the Province of Nova Scotia (the "Company") and The Chase Manhattan Bank, a bank chartered under the laws of the State of New York (hereinafter called the "Trustee").

          WHEREAS there are 7,464,949 multiple voting shares of the Company (the "Multiple Voting Shares") outstanding;

          AND WHEREAS the Principal Shareholders collectively own 6,486,042 Multiple Voting Shares and options to purchase 348,692 Multiple Voting Shares;

          AND WHEREAS the Principal Shareholders and the Company are desirous of entering into this Agreement to secure the listing of the subordinate voting shares of the Company (the "Subordinate Voting Shares") on The Toronto Stock Exchange and to derive the benefits of such listing, and for the purpose of ensuring that the holders from time to time of the Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid if the Multiple Voting Shares and the Subordinate Voting Shares were of a single class of shares;

          AND WHEREAS the Principal Shareholders are all a party to a Board Representation Agreement amended and restated as of January 15, 1998 (the "Board Representation Agreement");

          AND WHEREAS the Principal Shareholders and the Company desire to constitute the Trustee as an escrow agent in connection with the deposit of the Multiple Voting Shares owned by the Principal Shareholders and as a trustee for the holders from time to time of the Subordinate Voting Shares to the intent that such holders, through the Trustee, will receive the benefits of the covenants of the Principal Shareholders and the Company contained in this Agreement;

          AND WHEREAS, unless otherwise specifically defined herein, all capitalized terms shall have the same meanings ascribed to them in the Board Representation Agreement;

          NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and agreements herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. On the effective date of the Merger (the "Effective Date"), the Principal Shareholders shall deliver to the Trustee all of the Multiple Voting Shares held by each of the




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                                       -2-


Principal Shareholders, with stock powers, signatures guaranteed, and the Trustee shall accept delivery of such shares and shall deposit such shares into the Trust Account (the shares held in the Trust Account are sometimes hereinafter referred to as the "Escrowed Shares"). In addition, so long as the Board Representation Agreement is in effect, the Principal Shareholders shall deliver all Multiple Voting Shares acquired by them after the date hereof, with stock powers, signatures guaranteed, promptly to the Trustee. Promptly after the date hereof, each of the Principal Shareholders shall notify the Company of the obligation hereunder to deliver Multiple Voting Shares to the Trustee received after the date of this Agreement.

2. The Trustee shall hold the Escrowed Shares for the period commencing as of the Effective Date and ending on the date on which the Principal Shareholders cease to have any obligations under the terms of the Board Representation Agreement (as evidenced by a certificate of the Company to the Trustee), unless the Escrowed Shares are released earlier pursuant to the terms of this Agreement. The Board Representation Agreement shall not be amended, to the extent that such amendment would affect the role of the Trustee under this Agreement, without the prior written consent of the Trustee.

3. Subject to Section 4, the Principal Shareholders shall not sell any Multiple Voting Shares, directly or indirectly, pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which securities legislation would have required the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale had been of Subordinate Voting Shares rather than Multiple Voting Shares, but otherwise on the same terms. For this purpose, it shall be assumed that the offer that would have resulted in such sale of Subordinate Voting Shares would have constituted a take-over bid under applicable securities legislation, regardless of whether this actually would have been the case.

4. Section 3 shall not apply to prevent a sale by the undersigned of Multiple Voting Shares pursuant to a take-over bid if:

(a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares, and an identical offer (in terms of price per share, percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the offeror, or associates or affiliates of the offeror, and in all other material respects) concurrently is made to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or

(b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares, and for the purpose of this Section 4 the varying of any term of an offer shall be deemed to constitute the making of a new offer.

5. If the conditions attaching to the shares of the Company include a provision that would have the effect of changing the voting rights attaching to shares of the Company under certain circumstances, through an automatic conversion of shares of one class into shares of another class or otherwise, and if there is an offer that would have been a take-over bid if not for the existence of such provision, such offer shall be deemed to be a "take-over bid" for the purposes of this Agreement.

6. For greater certainty, any sale which would result in the direct or indirect acquisition of ownership of Multiple Voting Shares or Subordinate Voting Shares, or in the direct or indirect acquisition of control or direction over such shares, shall be construed to be a sale of such Multiple Voting Shares or Subordinate Voting Shares, as the case may be, for the purposes of Section 3.

7. The Principal Shareholders shall use their best efforts to prevent any person or company from carrying out a sale (including an indirect sale) described in
Section 3 in respect of any Multiple Voting Shares owned from time to time by the Principal Shareholders, regardless of whether such person or company is a party to this Agreement, unless Clause 4(a) or 4(b) applies in respect of such sale.

8. If any person or company, other than the Principal Shareholders, carries out a sale (including an indirect sale) described in Section 3 in respect of any Multiple Voting Shares owned from time to time by the Principal Shareholders, and if neither Clause 4(a) or 4(b) applies in respect of such sale, the Principal Shareholders shall not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold: (a) dispose of them without the prior written consent of the Trustee; (b) convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or (c) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, and the Principal Shareholders shall comply with such instructions. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee shall exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of the Subordinate Voting Shares, other than the Principal Shareholders and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this Section 8; and (ii) consistent with the intentions of the Principal Shareholders and the Company in entering into this Agreement as such intentions are set out in the preamble to this Agreement.

9. (a) Sale to Related Person; Multiple Voting Shares to Remain with Escrow Agent. The Principal Shareholders shall ensure that any Multiple Voting Shares disposed of to a Related Person shall be deposited with the Trustee and that prior to such disposition such Related Person shall have agreed in writing to be bound by the terms of this Trust Agreement.

          (b) Sale to Non-Related Person; Trustee to Disburse Multiple Voting Shares. Subject to Sections 3 through 8, upon (i) written request by either an Integrated Brands Principal Shareholder or a Yogen Fruz Principal Shareholder,
(ii) proof that the Principal Shareholder who seeks to sell his or her Multiple Voting Shares has received the prior written consent to such sale of the remaining Principal Shareholders and (iii) affirmation that the remaining Principal Shareholders have elected not to purchase all of the Voting Securities the Principal Shareholder seeks to sell to the non-Related Person, the Trustee shall release such Multiple Voting Shares that the remaining Principal Shareholders have elected not to purchase to the non-Related Person; provided, however, that such Multiple Voting Shares are first converted to Subordinate Voting Shares which Subordinate Voting Shares may then be delivered by the Trustee.

          Notwithstanding the foregoing sentence, (i) the consent of the Integrated Brands Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Yogen Fruz Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Yogen Fruz Principal Shareholders will own, in the aggregate, more than 3,733,332 Voting Securities and (ii) the consent of the Yogen Fruz Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Integrated Brands Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Integrated Brands Principal Shareholders will own, in the aggregate, more than 1,800,000 Voting Securities (including Convertible Securities). Nonetheless, the remaining Principal Shareholders shall maintain their right of first refusal set forth in the Board Representation Agreement with respect to the dispositions described in the foregoing sentence and provided that if the Multiple Voting Shares are sold to a non-Related Person, such shares shall first be converted to Subordinate Voting Shares which Subordinate Voting Shares may then be delivered by the Trustee.

          (c) Enforcement Provisions. Upon receipt by the Trustee of a Breach Notice (as defined in the Board Representation Agreement), the Trustee shall transmit a copy of the Breach Notice to the breaching group of Principal Shareholders. In the event that the breaching group of Principal Shareholders does not contest the Breach Notice within five (5) Business Days, then the Trustee shall sell the Voting Securities identified in the Breach Notice in accordance with the terms of the Board Representation Agreement and in accordance with applicable securities laws. In the event the breaching group of Principal Shareholders disputes the Breach Notice, the Trustee shall continue to hold the shares identified in the Breach Notice until the Trustee receives a joint written instruction from each group of Principal Shareholders or until it receives an order from a court of competent jurisdiction specifying the manner of disposition of such shares.

10. In the event of any dispute or conflict between the Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders as to the release and transfer of the Escrowed Shares to either a Related or non-Related Person; such dispute or conflict shall be determined as set forth in the Board Representation Agreement. During the pendency of any dispute and until final adjudication of such dispute, the Trustee shall retain such disputed shares in its Trust Account.

11. If and whenever the Trustee has reasonable cause to believe that the Principal Shareholders or the Company may have breached, or may intend to breach, any provision of sections 3 through 8, the Trustee shall make reasonable enquiry to determine whether such a breach has occurred or is intended, and if the Trustee thereupon determines that such is the case the Trustee shall forthwith deliver to the Company a certificate stating that the Trustee has made such determination. The Trustee shall thereupon be entitled to take and, subject to Section 13, shall take such action as the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares.

12. Subject to Section 13, if and whenever holders of not less than 10% of the then outstanding Subordinate Voting Shares determine that the Principal Shareholders or the Company has breached, or intends to breach, any provision of sections 3 through 8, such holders may require the Trustee to take any action set out in this Agreement in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of such a requisition the Trustee shall forthwith take such action set out in this Agreement as is specified in the requisition and any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares.

13. The obligation of the Trustee to take any action on behalf of the holders of the Subordinate Voting Shares shall be conditional upon the Trustee receiving from the Company or from one or more holders of Subordinate Voting Shares such funds and indemnity as the Trustee may reasonably require in respect of any costs or expenses which it may incur in connection with any such action. The Company shall provide such funds and indemnity to the Trustee if the Trustee has delivered to the Company the certificate referred to in Section 11.

14. No holder of Subordinate Voting Shares shall have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Subordinate Voting Shares shall have requested in the manner specified in Section 12 that the Trustee act and shall have provided reasonable funds and indemnity to the Trustee and the Trustee shall have failed to so act within 30 days after the provision of such funds and indemnity. In such case any holder of Subordinate Voting Shares acting on behalf of such holder and all other holders of Subordinate Voting Shares shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken.

15. The Company shall do all things necessary to facilitate the due performance of this Agreement including the fulfilment by the Principal Shareholders of their obligations hereunder.

16. The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this Section 16, after giving 30 days' written notice to the Company or such shorter notice as the Company may accept as sufficient. In the event that the office of trustee becomes vacant, the Company shall forthwith appoint a new trustee which shall be a corporation authorized to carry on business of a trust company in Ontario; failing such appointment, the Principal Shareholders, the Trustee or any holder of Subordinate Voting Shares may apply to a judge of the Ontario Court of Justice (General Division) for the appointment of a new trustee. Upon any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the trustee, but there shall be immediately executed, at the expense of the Company, all such instruments and may be, in the opinion of counsel to the Company, necessary or desirable to assure such vesting. Any resignation of the Trustee shall not become effective until the successor party shall have executed an appropriate instrument accepting the appointment as the new trustee.

17. The Trustee shall incur no liability in respect of any permitted action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other paper or document believed by it to be genuine and duly authorized nor for anything except its own wilful misconduct or gross negligence. The Trustee shall not be responsible for the validity or sufficiency of this Trust Agreement. The Trustee shall be under no duty to inquire into or investigate the validity, accuracy or content of this Agreement. The Trustee shall have no duty to solicit any payments which may be due it hereunder. In all questions arising under this Trust Agreement and in the administration thereof, the Trustee may rely on the advice of counsel and may execute any of its powers and perform its duties hereunder directly or through agents or attorneys and may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Trustee shall not be liable for anything done, omitted or suffered in good faith by it in accordance with the advice or opinion of such counsel, accountants or other skilled persons. The Trustee shall not be required to take any action hereunder involving any expense unless the payment of such expense shall be made or provided for in a manner satisfactory to it. The Trustee shall have no responsibility for the performance or interpretation of the Board Representation Agreement. The Company, the Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders, in equal proportions, agree to hold harmless and indemnify the Trustee from and against any liability, damage, claim, cause of action or costs or expenses of any kind, including reasonable fees incurred to employ outside counsel or attorneys at their regular billing rates, as to any person, Integrated Brands Principal Shareholders or Yogen Fruz Principal Shareholders, arising out of or in connection with the Trustee's actions performed in accordance with this Trust Agreement, except the Trustee's own wilful misconduct or gross negligence. Without limiting the generality of the foregoing, each party hereto warrants its authority in executing this Trust Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall the Trustee be liable for a special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

18. The Company shall pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee's obligations hereunder, including the reasonable fees and disbursements of counsel, but this Section 18 shall not require the Company to pay any fees or expenses in connection with any action taken by the Trustee pursuant to Section 12 if the

Trustee has not delivered to the Company the certificate referred to in Section 11 in respect of such action.

19. The Trustee hereby accepts the appointment as trustee for the holders from time to time of the Subordinate Voting Shares upon the terms and conditions herein set forth.

20. This Agreement shall not be amended, and no provision thereof shall be waived, except with the approval of the parties hereto and at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver.

21. The duties and responsibilities of the Trustee hereunder shall be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities shall be implied. The Trustee shall not have any liability under, nor duty to inquire into, the terms and provisions of any agreement or instructions, other than outlined in this Agreement.

22. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any party without the prior written consent of the other parties.

23. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24. In the event that the Trustee shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction.

25. Any notice or other communication made pursuant to or in connection with this Agreement shall be sufficiently given if it is in writing and delivered or sent by registered mail, or by facsimile or other form of recorded communication with return receipt requested:

     if to any of the Yogen Fruz
     Principal Shareholders:        Mr. Michael Serruya
                                    c/o Yogen Fruz World-Wide Inc.
                                    8300 Woodbine Avenue
                                    Markham, Ontario
                                    L3R 9Y7
                                    Facsimile: (905) 479-3275

     if to any of the Integrated
     Brands Principal Shareholders: Richard E. Smith
                                    c/o Integrated Brands
                                    4175 Veterans Highway
                                    Ronkonkoma, New York 11779
                                    Facsimile: (516) 283-0593

     if to the Company:             Yogen Fruz World-Wide Inc.
                                    8300 Woodbine Avenue
                                    Markham, Ontario
                                    L3R 9Y7
                                    Facsimile: (905) 479-3275

                                    Attention: Michael Serruya, President

     if to the Trustee:             The Chase Manhattan Bank
                                    Corporate Trust Group

450 West 33rd Street
New York, New York 10001
Facsimile: (212) 946-8156

                                    Attention: Escrow Administration,
                                               15th Floor

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section.

26. Any such notice or communication shall be deemed to have been given and received on the day it is so delivered or sent.

27. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

28. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns, as applicable.

          IN WITNESS WHEREOF, the parties have duly executed this Trust Agreement as of the date first above written.


                                        "Richard Smith"
                                        ----------------------------------------
                                        Richard E. Smith


                                        "David Smith"
                                        ----------------------------------------
                                        David Smith

                                        "David Stein"
                                        ----------------------------------------
                                        David Stein


                                        "Michael Serruya"
                                        ----------------------------------------
                                        Michael Serruya


                                        "Aaron Serruya"
                                        ----------------------------------------
                                        Aaron Serruya


                                        1082272 ONTARIO INC.


                                        By: "Michael Serruya"
                                            ------------------------------------
                                        Name:
                                        Title:


                                        THE SERRUYA FAMILY TRUST


                                        By: "Sam Serruya"
                                            ------------------------------------
                                        Name: S. Serruya


                                        By: "Steven Troster"
                                            ------------------------------------
                                        Name: Steven F. Troster


                                        YOGEN FRUZ WORLD-WIDE
                                        INCORPORATED


                                        By: "Michael Serruya"
                                            ------------------------------------
                                        Name:
                                        Title:


                                        THE CHASE MANHATTAN BANK


                                        By: "John Sciacchitano"
                                            ------------------------------------
                                        Name: John Sciacchitano
                                        Title: Vice President